EXHIBIT 77(c)

On Friday, April 19, 2013, the Registrant held its Annual Meeting of Shareholders (the “Meeting”).  At the Meeting, shareholders were asked to vote on two proposals (each a “Proposal” and collectively the “Proposals”): (1) to re-elect Trustees Edward P. Grace, III, Robert E. Joyal and Susan B. Sweeney for three-year terms and (2) to approve the conversion of the Registrant’s investment objective from “fundamental” to “non-fundamental”, as further described in the Joint Proxy Statement dated March 12, 2013 and sent to shareholders in advance of the Meeting.  The purpose of Proposal 2 is to increase the investment flexibility of the Registrant by permitting the Board of Trustees to react to changing market conditions and other developments by modifying the Registrant’s investment objective without the delay and expense associated with a proxy solicitation.  This change is also consistent with the structure of more recently launched funds whose investment objectives are non-fundamental.  The results of the shareholder voting are set forth below:

	Affirmative Votes	Negative Votes
Proposal 1
A. Election of Edward P. Grace, III	13,022,074.984	386,731.990
B. Election of Robert E. Joyal	12,933,349.160	475,457.814
C. Election of Susan B. Sweeney	13,025,114.340	383,692.634

Proposal 2
A. “Non-Fundamental” Investment Objective	9,521,970.984	667,409.882